FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Objectives for 2003- 2006	3

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law ( Ley del Mercado de Valores) hereby informs of the following:

SIGNIFICANT EVENT

At the press conference held today, April 10th, 2003, prior to Annual General Shareholders' Meeting, the Chairman of the Company has announced Telefónica's objectives for the period 2003-2006, which are framed within a strategy of profitable growth for the Company.

The objectives for 2006 are:

  Improve the shareholder compensation policy.
  Enlarge the customer base to over 100 million.
  Pass the 5 million ADSL customers mark.
  Consolidate the Telefonica Group's leadership in the Spanish and Portuguese speaking market.

  Boost revenues by more than 50% in constant currency between 2002 and 2006.

  Keep EBITDA margin over 40%.
  Achieve profits in all business lines in 2005.

  Accumulate during the period 2003-2006 a free cash flow of more than 20 billion euro.

  Capacity to pay off financial debt within four years.

All of these targets are geared toward achieving a single ultimate objective of achieving double-digit Return on Capital Employed in 2005, up from the 2002 figure of 7.4%.

In any event, the Company will make the presentation analysed in this press conference available to the public by posting it on the Company website.

(www.telefonica.es/www.telefonica.com)

Madrid, April 10th, 2003

This document contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company's Annual Report on Form 20-F as well as periodic filings made on Form 6-K. which are on file with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 10th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors